UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
    THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
         UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                         Commission file number 001-1107

                              DVI Liquidating Trust
             (Exact name of registrant as specified in its charter)

             29 Daley Circle, Marlborough, MA 01752, (508) 460-1585
            (Address, includingzip code, and telephone number, including area code, of registrant's principal executive offices )






                      Not applicable for this Registrant.
            (Title of each class of securities covered by this Form)

                       Not applicable for this Registrant.
   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

  Rule 12g-4 (a) (1) (i)     |X|             Rule 12h-3 (b) (1) (i)     |X|
  Rule 12g-4 (a) (1) (ii)    |_|             Rule 12h-3 (b) (1) (ii)    |_|
  Rule 12g-4 (a) (2) (i)     |_|             Rule 12h-3 (b) (2) (i)     |_|
  Rule 12g-4 (a) (2) (ii)    |_|             Rule 15(d)                 |_| (1)


----------------------------------------------------------------
(1) Reference is made to the following: (i) DVI, Inc. Form 8-K dated November 24, 2004, in which DVI, Inc. ("DVI") addressed the plan of reorganization for DVI, including the formation of the DVI Liquidating Trust; (ii) DVI Form 8-K, dated August 25, 2003, which discussed the petition for reorganization under chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware, located in Wilmington, Delaware, filed by DVI, DVI Business Credit Corporation ("DVIBC") and DVI Financial Services, Inc. ("DVIFS" and together with DVI and DVIBC, the "Debtors"); and (iii) DVI Form 10-Q/A, dated June 27, 2003, for the quarter ending March 31, 2003, noting that DVI was not current in its filings required under the Securities Exchange Act of 1934, as amended.

                                   Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 DVI Liquidating Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                            DVI Liquidating Trust

Dated:  August 16, 2005                     By:   /s/ Dennis Buckley
                                                  -----------------------------
                                                  Dennis Buckley
                                                  DVI Liquidating Trustee

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be type or printed under the signature.